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SEC FILE NUMBER
8- 50034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
185

Mountain View (City) California (State) 94043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Anderson (816) 340-3050
(Area Code—Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400 (Address) Kansas City (City) Missouri (State) 64106-2232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)

SEC I.D. No. 8-50034
Statement of Financial Condition as of
December 31, 2004, and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KAN--1682051

Deloitte.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, MO 64106-2232
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 10,221,148
Receivable from clearing broker	287,238
Deposit with clearing broker	100,000
Prepaid expenses	87,823
Investment in common stock and warrants of the NASDAQ Stock Market, Inc., at fair value	82,860
TOTAL	$ 10,779,069

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued salaries and benefits	$ 258,553
Deferred income taxes, net	1,890
Total liabilities	260,443
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized 75,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	23,703,684
Accumulated deficit	(13,186,058)
Total stockholder's equity	10,518,626
TOTAL	$ 10,779,069

See notes to statement of financial condition.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company introduces its customers to another broker/dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in an affiliated money market mutual fund as of December 31, 2004.

Deposit with Clearing Broker—The deposit with clearing broker is required pursuant to the Company's contract with its clearing broker.

Investments—Investments, which consist of common stock and warrants of The NASDAQ Stock Market, Inc. are carried at fair value. The fair values are based on quoted market prices.

Income Taxes— The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through Intercompany transactions on a monthly basis.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis and for carryforwards. To the extent that management believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

2. RELATED PARTIES

ACC and other wholly owned subsidiaries of ACC incur certain operating expenses on behalf of the Company. Accordingly, the Company recognizes certain operating expenses and a corresponding capital contribution. ACC, and the other wholly owned subsidiaries of ACC, will not require reimbursement for these services.

Employees of the Company participate in various employee benefit plans sponsored by ACC and administered by an affiliate of the Company.

3. AMERICAN CENTURY COMPANIES ORGANIZATIONAL CHANGES

On January 1, 2005, ACC implemented enterprise-wide organizational changes that will impact reporting by the Company in future reporting periods. While the operating model of the Company has not changed, effective January 1, 2005 an allocation of overhead expenses will be completed in accordance with the guidelines contained in the NASD Notice to Members No. 03-63.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $10,064,693 as of December 31, 2004, which was $9,814,693 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1 as of December 31, 2004.

5. CREDIT RISK

The Company's customers' accounts are carried by the clearing broker/dealer. The agreement between the Company and the clearing broker/dealer stipulates that all losses resulting from inability of the Company's customers to fulfill their contractual obligations are the responsibility of the Company.

6. INCOME TAXES

As of December 31, 2004, the tax effects of temporary differences which give rise to significant deferred tax assets (liabilities) are as follows:

Accrued sabbatical	$ 13,846
Accrued vacation	12,607
Total deferred tax assets	26,453
Prepaid expenses	(27,774)
Unrealized gain/loss in trading accounts	(569)
Total deferred tax liabilities	(28,343)
Net deferred income taxes	$ (1,890)

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, MO 64106-2232
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 25, 2005

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) for the year ended December 31, 2004 (on which we have issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP